Mail Stop 4561

March 13, 2008

Ware H. Grove
Chief Financial Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131

Re: **CBIZ, Inc.**
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
Definitive Proxy Statement on Schedule 14A
Filed April 06, 2007
File No. 001-32961

Dear Mr. Grove:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief